EXHIBIT 99.2

Contacts:

Wendy Holder Copper Mountain Networks, Inc. 650.687.3316 wholder@coppermountain.com

COPPER MOUNTAIN ANNOUNCES ORGANIZATIONAL CHANGES

Commercial Availability of VantEdge Drives Investment In Sales and Support

PALO ALTO, Calif., July 11, 2002 — Copper Mountain Networks, Inc. (NASDAQ: CMTN), a leading provider of intelligent broadband access solutions, today announced organizational changes which position the Company to take greater advantage of the market opportunity for its recently-completed VantEdge™ Broadband Services Concentrator among large carriers worldwide.

To better align the organization with its strategy of penetrating the large carrier market, Copper Mountain will invest in additional sales and support resources focused on large carrier accounts worldwide. As part of this strategic re-alignment, Copper Mountain will eliminate approximately 26% of its 175-member workforce, with the affected employees being notified immediately. The reductions will affect engineering, operations, and general and administrative support. Based on preliminary estimates, this action will result in a charge of approximately $1.4 million in the third quarter of 2002 for severance benefits and charges associated with excess facilities and asset write-downs. The Company expects to realize net savings of approximately $3.5 million to $4.5 million per year from these organizational changes, beginning late in the third quarter.

The Company also announced that Steven Hunt, currently Senior Vice President of Engineering, will retire after six years of service. Chris Shaver will assume Mr. Hunt’s role, bringing to the position 13 years of experience in the communications industry. Prior to joining Copper Mountain, Mr. Shaver co-founded Oresis Communications, where he served in various executive roles, including Vice President of Engineering.

Previously, he served as Vice President of Engineering at ADC Kentrox, overseeing the development of multiple network access product lines. This transition, which has been under way for several months, is effective immediately.

“The actions we are announcing today will make it possible to dedicate more sales and support resources to our efforts to win ILEC, IXC, and PTT customers worldwide with our VantEdge product,” said Rick Gilbert, Chairman and Chief Executive Officer of Copper Mountain Networks. “We continue to receive positive feedback from large carriers regarding the role VantEdge can play in cost-effectively scaling their broadband networks and enabling them to deploy profitable advanced services. Now is the time for Copper Mountain to re-align its organization to take advantage of the VantEdge market opportunity.”

The VantEdge, which became commercially available on June 18, 2002 (see “Copper Mountain’s VantEdge™ Broadband Services Concentrator Available for Commercial Deployment and Ships for Revenue,” June 25, 2002), is in large carrier lab trials in North America and Europe.

Copper Mountain will release its second quarter 2002 financial results after the close of regular market trading on Tuesday, July 23, 2002. The Company will host a conference call to discuss these results at 1:30 p.m. PDT (4:30 p.m. EDT) on Tuesday, July 23, 2002. Dial-in and Web cast information for this call is available through the Investor Relations section on the Copper Mountain Web site at www.coppermountain.com.

About Copper Mountain Networks

Copper Mountain Networks, Inc. (Nasdaq: CMTN) is a leading provider of intelligent broadband access solutions. The company offers a broad set of subscriber access and broadband services concentration equipment for ILECs, IXCs, PTTs, CLECs, IOCs, and other facilities-based carrier networks worldwide. These products enable efficient and scalable deployment of advanced voice, video, and data services while leveraging existing network infrastructures and reducing both capital and operational costs. Copper

Mountain’s products have been proven in some of the world’s largest broadband network deployments. For more information, please visit the company’s World Wide Web site at http://www.coppermountain.com. For investor relations information, contact us at 858.410.7110 or IR@coppermountain.com.

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Portions of this release contain forward-looking statements regarding future events based on current expectations. These forward-looking statements and other statements, such as statements regarding Copper Mountain’s operating plan and financial projections and the capabilities of Copper Mountain’s VantEdge product and customer acceptance and deployment of this product, are subject to risks and uncertainties. Copper Mountain wishes to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: whether we generate sufficient revenues in the future to sustain our operations or achieve profitability on an annual or quarterly basis; the need for additional financing and risks related to obtaining adequate financing in the current market environment; the estimated charges related to severance, fixed assets and excess facilities could be underestimated; the estimated annual net cost savings could be overestimated; the loss of services of key personnel which could materially adversely affect our business; whether our assumptions regarding capital costs and operating costs for copper-based broadband service providers are correct and will continue to hold true in the face of changing technologies and competitive market pressures; our ability to successfully introduce and commercialize the VantEdge product; our ability to penetrate the incumbent local exchange carrier (ILEC), inter-exchange carrier (IXC), and international postal, telephone and telegraph (PTT) service provider markets with the VantEdge product; our ability to initiate and successfully complete laboratory trials with our current and prospective customers; our ability to compete effectively with other vendors of telecommunications equipment; our ability to keep pace with rapidly changing product requirements; and factors affecting the demand for DSL technologies and other broadband access technologies. Prospective investors are cautioned not to place undue reliance on such statements. Further, Copper Mountain expressly disclaims any obligation to update or revise any forward-looking statements or other statements contained herein to reflect future events or developments after the date hereof. We refer you to the documents Copper Mountain files from time to time with the Securities and Exchange Commission, specifically the section titled Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2001, and other reports and filings made with the Securities and Exchange Commission.

Copper Mountain and all Copper Mountain product names are trademarks of Copper Mountain Networks, Inc. All other marks are the property of their respective owners.